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                               June 23, 2021

       Rachel Haurwitz, Ph.D.
       President and Chief Executive Officer
       Caribou Biosciences, Inc.
       2929 7th Street, Suite 105
       Berkeley, California 94710

                                                        Re: Caribou
Biosciences, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 11,
2021
                                                            CIK No. 0001619856

       Dear Dr. Haurwitz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 - Amendment No. 1

       Prospectus Summary
       Overview, page 1

   1. Please revise your pipeline table so that the Phase 2 and Phase 3 trials are graphically depicted in two
different columns, or tell us the basis for your belief that you will be able to conduct Phase 2/3
trials for all your product candidates. While we note your revised disclosure in response
to our prior comment 1 below the pipeline table that "Phase 3 may not be required if
Phase 2 is registrational," we believe it is overly speculative to depict these two columns as
being part of the same clinical trial at this stage. To this point, we note your disclosure on
page 30 that "the general approach for FDA approval of a new
 Rachel Haurwitz, Ph.D.
Caribou Biosciences, Inc.
June 23, 2021
Page 2
      biologic is for the sponsor to provide dispositive data from at least two adequate and well-
      controlled clinical trials of the relevant biologic in the applicable patient population."
Strategic Agreements, page 149

2. We note your response to our prior comment 10 and re-issue the comment as it relates to the AbbVie Agreement. Please revise the description of the upper range of the royalty payments to a range within ten percentage points (for example, between twenty and thirty percent).
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenues, page F-9

3. Your expanded disclosures indicate that certain of the your license agreements have, for accounting purposes, two performance obligations: a license and a material right for annual license renewal agreements. Please better describe the nature and accounting for these agreements, including whether the licenses granted represent a right to use or a right to access; the factors considered in concluding that these two performance obligations were individually distinct; the expected contract term with all reasonably likely renewal periods; and how you determined the transaction price and allocated revenues to each performance obligation. Clarify whether or not the annual maintenance fees referenced on pages F-23 and F-52 related to these agreements and if so, how. Please reference the technical guidance upon which you relied.
       You may contact Franklin Wyman at 202-551-3660 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameRachel Haurwitz, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameCaribou Biosciences, Inc.
                                                            Office of Life
Sciences
June 23, 2021 Page 2
cc:       Ashok Mukhey
FirstName LastName